Contact

www.linkedin.com/in/toddcooper3 (LinkedIn)

Top Skills

Accounting
Financial Analysis
Financial Reporting

Todd Cooper

CEO at Waxelene, Inc.
Encinitas, California, United States

Summary

I am a two time CEO with two successful exits.

How is that possible? Well…

Executive in: Restaurant, Retail, CPG and Manufacturing industries.

Decades of experience in : Accounting, Finance, Operations, Sales, Marketing

I set up Waxelene 12 years ago in my kitchen back when I lived in San Francisco. I engineered Waxelene's patented aeration equipment to create the most effective organic personal care products.

Fast forward to 2023:

2 approved patents
2 provisional patens
Sold: 2 Million+ Units
Retail: Stocked in 15000+ stores

The environment and community have always been at the forefront of Waxelene's endeavors. From organic ingredients to sustainable packaging and now allocating 2% of sales to remove ocean-bound plastic from the environment.

Every goal can be achieved with planning, creativity, execution, and perseverance.

If you have a little passion then the world is yours.

Experience

Waxelene
CEO
January 2011 - Present (12 years 10 months)

Organic Ingredients. Plastic Neutral. Sustainable Packaging.

Our products contain organic ingredients, ensuring a natural and healthy choice.

We are committed to being plastic neutral, minimising our environmental impact.

Our packaging is designed with sustainability in mind, reducing waste and promoting eco-friendly practices.

Our brand has been recognised and featured in prestigious publications such as ESSENCE, BabyTalk, Prevention, Lucy, and Redbook.

Notably, renowned celebrities like Zooey Deschanel, Lily Aldridge, Gigi Hadid, and Hilaria Baldwin have embraced our products as loyal users.

Over 2 Million Units Sold.

Currently Raising: https://wefunder.com/waxelene

Latitude 10, Inc.
CEO
January 2005 - January 2011 (6 years 1 month)
Eugene, Oregon Area

Education

University of Oregon
Bachelor of Science - BS, Human Physiology